UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549



                                   SCHEDULE 13G


                      Under the Securities Exchange Act of 1934

                                 (Amendment No. __)*


                  SYNTROLEUM CORPORATION (formerly SLH Corporation)
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                                  (Name of Issuer)


                      Common Stock, $0.01 par value per share
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                            (Title of Class of Securities)


                                    871630 10 9
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                                   (CUSIP Number)


                                 August 7, 1998**
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           (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

		/ /	Rule 13d-1(b)
		/X/	Rule 13d-1(c)
		/ /	Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The reporting person currently has a Schedule 13D on file with the SEC. The reporting person is now eligible to use Schedule 13G. This Schedule 13G amends the previously filed Schedule 13D.

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CUSIP NO. 871630 10 9

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(1) Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (entities only)

    William D. Grant
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(2) Check the Appropriate Box if a Member of a Group  (a) / /
                                                      (b) / /

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(3) SEC Use Only

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(4) Citizenship or Place of Organization

    United States

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                     (5) Sole Voting Power
                         544,077

Number of Shares     -----------------------------------------------------
Beneficially         (6) Shared Voting Power
Owned By                 835,932
Each
Reporting            -----------------------------------------------------
Person               (7) Sole Dispositive Power
With                     544,077

                     -----------------------------------------------------
                     (8) Shared Dispositive Power
                         835,932

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(9) Aggregate Amount Beneficially Owned By Each Reporting Person

    1,720,802

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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                  /x/

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(11) Percent of Class Represented by Amount in Row (9)

     6.4%

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(12) Type of Reporting Person*

     IN
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
NOTE - The reporting person currently has a Schedule 13D on file with the SEC. The reporting person is now eligible to use Schedule 13G. This Schedule 13G amends the previously filed Schedule 13D.

ITEM 1.

      (a)  Name of Issuer:

           Syntroleum Corporation

      (b)  Address of Issuer's Principal Executive Offices:

           1350 South Boulder
           Suite 1100
           Tulsa, Oklahoma  74119-3295


ITEM 2.

      (a)  Name of Person Filing:

           William D. Grant

      (b)  Address of Principal Business Office or, if none, Residence:

           One Ward Parkway
           Suite 130
           Kansas City, MO  64112

      (c)  Citizenship:

           United States

      (d)  Title of Class of Securities:

           Common Stock, $0.01 par value per share

      (e)  CUSIP Number:

           871630 10 9


ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b), or
        240.13d-2(b) or (c), check whether the person filing is a:

        This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).


ITEM 4.	Ownership.

       (a)  Amount Beneficially Owned:  1,720,802 shares.

                The amount of shares reported as beneficially owned includes:
           (i) 544,077 shares held directly by the reporting person;
           (ii) 170,124 shares held by a trust for the benefit of the reporting person for which the reporting person acts as co-trustee and in that capacity shares voting and investment powers with UMB Bank, N.A., Kansas City, Missouri; (iii) 60,648 shares held by a trust for the benefit of the reporting person for which the reporting person acts as co-trustee and in that capacity shares voting and investment powers with UMB Bank, N.A.; (iv) 48,600 shares which the reporting person has the right to acquire within sixty (60) days after the date hereof pursuant to stock options granted to the reporting person by the Issuer; (v) 257,980 shares contributed by the reporting person to a grantor retained annuity trust ("GRAT"), of which UMB Bank, N.A. is the trustee, pursuant to which the reporting person is entitled to receive a fixed annuity payment in cash or in kind from the GRAT within sixty days after the date hereof, which payment could include a portion or all of such shares, depending upon the fair market value of the shares at the time of such payment and the trustee's decision as to whether to make payment in cash or in shares; (vi) 605,160 shares held by several trusts for other family members for which the reporting person serves as a co-trustee and in that capacity shares voting and investment powers with UMB Bank, N.A., as to which the reporting person disclaims beneficial ownership; and (vii) 34,213 shares owned by the reporting person's wife, as to which he disclaims beneficial ownership.

                The amount of shares reported as beneficially owned does not include (i) 372,433 shares contributed by the reporting person to other GRAT's, of which UMB Bank, N.A. is the trustee, that entitle the reporting person to receive fixed annual annuity payments for life from the GRAT's and the beneficiaries of the GRAT's to receive the remainder; and (ii) 20,083 shares contributed by the reporting person's wife to other GRAT's, of which UMB Bank, N.A. is the trustee, that entitle the reporting person's wife to receive fixed annual annuity payments for life from the GRAT's and the beneficiaries of the GRAT's to receive the remainder.

      (b) Percent of Class:       6.4% (based upon 26,900,000 shares of
                                        Common Stock oustanding as of
                                        August 8, 1998, as disclosed in
                                        the Current Report on Form 8-K
                                        filed by the Issuer on the same
                                        date)

      (c) Number of shares as to which the person has:

          (i)   sole power to vote or to direct the vote:  544,077

          (ii)  shared power to vote or to direct the vote:  835,932

          (iii) sole power to dispose or to direct the disposition of:
                544,077

          (iv)  shared power to dispose or to direct the disposition of:
                835,932

ITEM 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

ITEM 6.	 Ownership of More Than Five Percent on Behalf of Another Person.

         Each trust described in Item 4(a) hereof has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of the Issuer held by such trust.


ITEM 7.	 Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10  Certification.

       	 By signing below, I certfy that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/William D. Grant
                                       William D. Grant


Dated:  August 28, 1998


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